SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Tejon Ranch Co.
(Name of Issuer) Common Stock
(Title of Class of Securities)
8790801091
(CUSIP Number)

January 5, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No.  8790801091

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) TowerView LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☑

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,600,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,600,000
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 9 Pages

CUSIP No.  8790801091

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) DT Four Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 710,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 710,000
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 9 Pages

CUSIP No.  8790801091

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,310,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 3,310,000
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,310,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 9 Pages

Item 1(a)	Name of Issuer:

Tejon Ranch Co. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box 1000
Lebec, CA 93243

Item 2(a)	Name of Person Filing:

This statement on Schedule 13G is being filed jointly by TowerView LLC, DT Four Partners, LLC and Daniel R. Tisch.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Name	Business Address
TowerView LLC	500 Park Avenue New York, N.Y. 10022

DT Four Partners, LLC	655 Madison Avenue, 11th Floor New York, N.Y. 10652

Daniel R. Tisch	500 Park Avenue New York, N.Y. 10022

Item 2(c)	Citizenship:

TowerView LLC and DT Four Partners, LLC are limited liability companies organized under the laws of the State of Delaware.  Daniel R. Tisch is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

8790801091

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

Page 5 of 9 Pages

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)  ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐ A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

As of January 5, 2012, Daniel R. Tisch, the sole manager of TowerView LLC and DT Four Partners, LLC, had sole voting power and sole investment power with respect to 2,600,000 shares of Common Stock of the Issuer held by TowerView LLC and 710,000 shares of Common Stock of the Issuer held by DT Four Partners, LLC, representing a total of 3,310,000 shares or 16.3% of the 19,975,706 shares of Common Stock that the Issuer reported as outstanding on November 1, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].     N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Page 6 of 9 Pages

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit I	Joint Filing Agreement, dated as of January 6, 2012, by and among TowerView LLC, DT Four Partners, LLC and Daniel R. Tisch.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

January 6, 2012

TowerView LLC

By	/s/ Daniel R. Tisch
Daniel R. Tisch
General Member

DT Four Partners, LLC

By	/s/ Daniel R. Tisch
Daniel R. Tisch
General Member

/s/ Daniel R. Tisch
Daniel R. Tisch

Page 8 of 9 Pages

EXHIBIT I

JOINT FILING AGREEMENT

In accordance with Rule 13d 1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock of Tejon Ranch Co. is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:   January 6, 2012

TowerView LLC

By	/s/ Daniel R. Tisch
Daniel R. Tisch
General Member

DT Four Partners, LLC

By	/s/ Daniel R. Tisch
Daniel R. Tisch
General Member

/s/ Daniel R. Tisch
Daniel R. Tisch

 Page 9 of 9 Pages